

January 11, 2012

<u>Via E-Mail</u>

Jean M. Sera
Senior Vice President and Secretary
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

      Re: **Avis Budget Group, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 24, 2011
             File No. 1-10308

Dear Ms. Sera:

      We refer you to our comment letter dated December 16, 2011 regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Cecilia Blye

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Max Webb
         Assistant Director
         Division of Corporation Finance